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October 19, 2011	41242.00002

VIA EDGAR

Mr. Vincent DiStefano
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Tax Exempt Proceeds Fund, Inc.

Preliminary Proxy Statement on Schedule 14A (811-05698)

Dear Mr. DiStefano:

This letter responds to your comments communicated to the undersigned telephonically on October 19, 2011, with respect to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Tax Exempt Proceeds Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2011 (SEC Accession No. 0000918267-11-000037 ).

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Proxy Statement, unless otherwise indicated.

Comment 1                                You have requested that the Fund expand further on the reasons for the liquidation on page 2 under the section entitled “Reasons for the Liquidation”.

Response 1	The disclosure has been revised accordingly. The “Reasons for the Liquidation” section now reads as follows:

“The Fund was created to provide an investment vehicle for the proceeds of state bonds, notes or other obligations that would comply with the arbitrage rebate rules of the Internal Revenue Code (which addresses the potential tax arbitrage benefit to municipal bond issuers associated with investing proceeds of tax-exempt bonds in higher yielding taxable investments).  Since that time, the tax laws have undergone several changes that have generally liberalized the arbitrage rebate rules and made alternative means of satisfying them more attractive.

In addition, over the past few years, the Adviser has had to waive a significant portion of its advisory fee in order to maintain a non-negative yield for the Fund.  At the current level of assets for the Fund, even with collecting a full fee, the Adviser would generate a net loss related to the services provided to the Fund.

At meetings of the Board of the Fund held on September 22, 2011 and September 28, 2011, the Board considered the above items, as well as , the Fund’s future growth expectations and the Fund’s profitability to the Adviser.  The Board discussed the availability of other federal tax compliance methods to satisfy the needs that led to the original formation of the Fund and the ability to use the grant and loan delivery mechanism via the automatic clearing house instead of through the Fund for efficiency reasons.  The Board also discussed that as a result of these other alternatives, it was not likely that the Fund would grow in the future.  As a result, the Board, including all of the directors who are not interested persons (as defined in the Investment Company Act of 1940, as amended) of the Fund (the “Independent Directors”), determined, based on the materials presented, the discussions held, and the representations and commitments made by the Adviser, to accept the Adviser’s recommendation and determined that it was advisable to liquidate and dissolve the Fund and to recommend that the Fund’s shareholders vote to approve the liquidation and dissolution of the Fund, as set forth in the Plan.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,
/s/ Rachael Schwartz
Rachael L. Schwartz
for PAUL HASTINGS LLP

LEGAL_US_E # 95308861.1